

martin currie

INSIGHT

31 August 2003

THE CHINA FUND, INC. (CHN)

Asian Direct Capital Management

IN BRIEF

Net asset value per share*	US$23.91
Market price*	US$27.35
Premium/discount*	14.39%
Fund size*	US$240.80

At 31 August 2003	China Fund NAV	MSCI Golden Dragon
One month return*	-0.2%	9.9%
One year return*	56.9%	21.8%

*Source: State Street Corporation/Martin Currie Inc

MANAGER'S COMMENTARY

Despite the summer heat, the Chinese economy continues to grow. Markets were unusually active in August. The government has clearly started to worry about overheating in some parts of the economy. The central bank lifted the reserve ratio at banks from 6% to 7% and tough talk sought to restrain investment in those sectors most threatened by overcapacity, such as cars, steel and aluminium. This follows an attempt to restrict loans to the property sector. With international pressure building to appreciate the currency (foreign exchange reserves have increased by US$70bn already this year), the government is clearly searching for any solutions, short of actual revaluation. We expect tax rebates enjoyed by Chinese exporters to be cut shortly. Hong Kong's tourist industry will be an incidental beneficiary as people from Beijing and Shanghai are now allowed to travel to Hong Kong as individuals, rather than in groups, and the amount of money they can take with them has been increased.

The net asset value of your Fund remained flat during August. This was less than the index, which was boosted by a rally in laggardly Hong Kong property stocks and banks. Taiwanese technology stocks were also encouraged by better news from Nasdaq. While the authorities in Beijing may worry about overheating, the embattled politicians in Hong Kong and Taipei will be delighted to see improvement in their respective local economies. Although there may be some reduction in PRC liquidity, we expect all boats to be lifted this autumn by a tide of cash from the reallocation of global portfolio assets towards China.

INVESTMENT STRATEGY

Your Fund is 96.1% invested with holdings in 54 companies.

Turnover of the portfolio is likely to remain low before the end of the Fund's financial year. We are looking to increase our weighting to companies that benefit from strong domestic demand, rather than exporters. We bought shares in **Cathay Financial Holding Company**, the largest landlord in Taiwan, as the long-moribund property market shows signs of recovery. We also added to holdings in small caps with strong growth prospects: **Comba**, which helps to improve the coverage of China's mobile phone companies, **Golden Meditech**, which has just bought one of China's two licensed stem cell storage companies, and **China Metal**, Asia's largest castings manufacturer. We cut our losses in **Lifetech**, **Essex Biotech** and **Luthai Textile**.

Chris Ruffle, Martin Currie Inc

DIRECT INVESTMENT MANAGER'S COMMENTARY

On August 6, 2003, the Fund sold its remaining holding of 1.53 million shares of **Kowloon Development** taking advantage of the recent rally

in property stocks of Hong Kong. The completion of the sale of **New World Sun City** took place on August 28, 2003, four months ahead of schedule. Total sale proceeds received is US$ 2.25 million.

We are working towards closing a number of potential deals in business sectors that are expected to benefit from the growing economy, such as container ports, gas distribution, pharmaceutical and consumer goods. The objective is to increase the Direct Investment Portfolio's size and value at this time of accelerating interest in the economy of the Peoples Republic of China.

KOH Kuek Chiang, Asian Direct Capital Management

FUND DETAILS*

Market cap	$277.01m
Shares outstanding	10,073,173 shares
Exchange listed	NYSE
Listing date	July 10, 1992
Investment manager	Martin Currie Inc
Direct investment manager	Asian Direct Capital Management

ASSET ALLOCATION*



■ Hong Kong	47.5%
■ Taiwan	30.3%
■ New York	12.1%
■ Direct	2.7%
■ B shares	2.4%
■ Singapore	1.0%
■ Cash	3.9%

SECTOR ALLOCATION*

	% of net assets	MSCI Golden Dragon %
Information technology	19.0	23.9
Industrials	18.3	14.2
Consumer discretionary	15.0	7.1
Materials	9.8	5.9
Utilities	8.7	9.0
Consumer staples	8.2	0.6
Financials	6.4	27.5
Telecommunications	5.1	7.2
Energy	3.3	4.5
Health care	2.3	0.1
Cash	3.9	—
Total	**100.0**	**100.0**

PERFORMANCE* (IN US$TERMS)

	NAV %	Market price %
One month	-0.2	-1.6
Calendar year to date	51.5	98.9
3 years **	19.6	38.7

DIRECT INVESTMENTS* (2.7%)

Captive Finance	*Financials*	1.3%
Tomoike Industrial (H K) Ltd	*Industrials*	1.0%
A-S China Plumbing Products (8262 HK)	*Industrials*	0.4%

15 LARGEST LISTED INVESTMENTS* (49.5%)

Sohu Com Inc	*Information technology*	8.9
Fountain Set Holdings	*Materials*	4.5

TCL International	*Consumer discretionary*	4.0
Chinadotcom Corporation	*Information technology*	3.7
Chaoda Modern Agriculture	*Consumer staples*	3.7
Yanzhou Coal Mining	*Energy*	3.4
BYD Co	*Industrials*	2.9
Sinotrans Limited	*Industrials*	2.8
Shenzhen Expressway	*Utilities*	2.8
Xinao Gas Holdings	*Utilities*	2.5
Anhui Conch Cement	*Materials*	2.3
Anhui Expressway	*Utilities*	2.1
Merry Electronics	*Consumer discretionary*	2.0
Cathay Financial Holdings	*Financials*	2.0
China Metal Products	*Materials*	1.9

FUND PERFORMANCE

	One month	Three months	Year to date	One year	Three** years	Five** years	Since#** launch
The China Fund, Inc.	**-0.2**	**22.4**	**51.5**	**56.9**	**19.6**	**27.1**	**6.9**
MSCI Golden Dragon	9.9	25.6	31.4	21.8	-10.1	7.6	—
Hang Seng Chinese Enterprise Index	9.9	35.8	67.8	73.7	14.9	26.0	—

*Source: State Street Corporation/Martin Currie Inc. #The Fund was launched on July 10, 1992. ** Annualised return

PERFORMANCE IN PERSPECTIVE



THE CHINA FUND INC. PREMIUM/DISCOUNT



DIVIDEND HISTORY CHART*



	1992	1993	1994	1995	1996	1997	1998	1999	2000	2001	2002
Income	0.04340	0.08530	0.00930	0.09100	0.08340	0.50030	0.07800	0.01110	0.00000	0.13205	0.06397
Long term capital gain	0.00000	0.03780	0.24120	0.00000	0.00000	0.00000	0.00000	0.00000	0.00000	0.00000	0.00069
Short term capital gain	0.01160	0.78720	0.35940	0.00000	0.00000	0.00000	0.00000	0.00000	0.00000	0.00000	0.14971

All charts as of 31 August 2003. *Source: State Street Corporation

Sector	Company (BBG ticker)	Price	Holding	Value $	% of portfolio
Hong Kong 47.5%					
Fountain Set (Holdings) Ltd	420HK	HK$6.65	12,750,000	10,789,499	4.5%
TCL International Holdings Ltd	1070HK	HK$2.28	32,318,000	9,530,583	4.0%
Chaoda Modern Agriculture (Holdings) Ltd	682HK	HK$1.68	41,038,000	8,839,804	3.7%
Yanzhou Coal Mining Co.	1171HK	HK$4.64	13,786,000	8,086,797	3.4%
BYD Co	1211HK	HK$21.5	2,525,000	6,895,855	2.9%
Sinotrans Limited-H	598HK	HK$2.65	20,065,000	6,817,611	2.8%
Shenzhen Expressway Co., Ltd	548HK	HK$2.45	21,494,000	6,683,072	2.8%
Xinao Gas Holdings Ltd	2688HK	HK$3.40	13,976,000	6,092,688	2.5%
Anhui Conch Cement	914HK	HK$5.55	7,726,000	5,547,405	2.3%
Anhui Expressway Co., Ltd	995HK	HK$2.18	17,778,000	4,957,804	2.1%
Tack Fat Group International Ltd	928HK	HK$0.89	37,296,000	4,255,978	1.8%
TPV Technology, Ltd	903HK	HK$3.23	9,968,000	4,121,781	1.7%
Brilliance China Automotive Holdings, Ltd	1114HK	HK$2.48	12,882,000	4,087,951	1.7%
Comba Telecom Systems Consulting Holdings	2342HK	HK$2.83	11,174,000	4,047,383	1.7%
Proview Intl Holdings Ltd	334HK	HK$1.60	17,644,000	3,619,630	1.5%
Wah Sang Gas	8035HK	HK$0.92	27,778,000	3,276,695	1.4%
Golden Meditech Co Ltd	8180HK	HK$1.74	13,950,000	3,112,222	1.3%
Jingwei Textile Machinery Co., Ltd	350HK	HK$3.03	7,436,000	2,884,111	1.2%
Wanyou Fire Safety	8201HK	HK$0.38	53,565,000	2,575,488	1.1%
Beijing Capital International Airport Co., Ltd	694HK	HK$2.20	7,520,000	2.121.229	0.9%
Natural Beauty Bio-Technology Ltd	157HK	HK$0.55	29,320,000	2,067,635	0.9%
Sino Golf Holdings Ltd	361HK	HK$1.43	10,953,000	2,008,243	0.8%
Mainland Headwear Holdings	1100HK	HK$2.55	1,626,000	531,628	0.2%
Arcontech, Corp	8097HK	HK$0.17	18,386,000	407,831	0.2%
Essex Bio-Technology Ltd	8151HK	HK$0.12	19,278,166	296,616	0.1%
Taiwan 30.3%					
Merry Electronics	2439TT	NT$51.5	3,254,208	4,916,155	2.0%
Cathay Financial Holding Co., Ltd	2882TT	NT$42.6	3,862,000	4,826,084	2.0%
China Metal Products	1532TT	NT$28.2	5,471,230	4,525,922	1.9%
Taiwan Green Point Enterprises Co., Ltd	3007TT	NT$84.0	1,831,200	4,512,197	1.9%
Synnex Technologies International, Corp	2347TT	NT$51.5	2,950,640	4,457,552	1.9%
Chunghwa Telecom Co., Ltd	2412TT	NT$48.9	3,055,000	4,382,209	1.8%
Chicony Electronics Co., Ltd	2385TT	NT$59.5	2,500,960	4,365,125	1.8%
Wintek Corp.	2384TT	NT$29.3	5,040,000	4,331,828	1.8%
Polaris Securities Co., Ltd	6011TT	NT$16.4	8,359,376	4,021,524	1.7%
Ability Enterprise Corp	2374TT	NT$35.9	3,714,840	3,912,078	1.6%
Fubon Financial Holdings	2881TT	NT$29.7	3,953,952	3,444,775	1.4%
Vanguard International Semiconductor Corp.	5347TT	NT$8.10	14,000,000	3,326,489	1.4%
Altek Corp	3059TT	NT$75.0	1,430,000	3,146,084	1.3%
Cheng Shin Rubber	2105TT	NT$41.9	2,516,400	3,092,906	1.3%
Taiwan Hon Chuan Enterprise	9939TT	NT$44.9	2,345,520	3,089,289	1.3%
China Motor Co	2204TT	NT$60.0	1,640,000	2,886,477	1.2%
Ho Tung Chemical, Corp	1714TT	NT$15.0	6,395,904	2,814,273	1.2%
Data Systems Consulting Co	2477TT	NT$23.9	3,968,339	2,782,144	1.2%
Tainan Enterprises	1473TT	NT$48.8	1,546,000	2,213,106	0.9%
Taiwan FamilyMart	5903TT	NT$39.4	1,478,520	1,708,820	0.7%
New York 12.6%					
Sohu.com Inc	Sohu US	US$29.9	711,586	21,361,812	8.9%
Chinadotcom, Corp	China US	US$9.27	973,654	8,996,563	3.7%
Direct 2.7%					
Captive Finance Ltd			2,000,000	3,045,000	1.3%
Tomoike Industrial (H.K.) Ltd			825,000	2,352,068	1.0%
A-S China Plumbing Products, Ltd	8262HK	HK$1.23	5,850,000	945,091	0.4%
B shares 2.4%					
China International Marine Containers Co., Ltd.	200039CH	HK$10.4	2,442,747	3,257,309	1.4%
Shanghai Friendship Group Co., Inc	900923CH	US$0.67	2,303,437	1,552,517	0.6%
Luthai Textile Co., Ltd	200726CH	HK$4.54	1,816,384	1,057,330	0.4%
Singapore 1.0%					

People's Food Holding		PFH SP	S$0.99	4,400,000	2,484,458	1.0%
Cash 3.9%						

OBJECTIVE

The investment objective of the Fund is to achieve long term capital appreciation through investment in companies and other entities with significant assets, investments, production activities, trading or other business interests in China or which derive a significant part of their revenue from China.

The Board of Directors of the Fund has adopted an operating policy of the Fund, effective June 30, 2001, that the Fund will invest at least 80% of its assets in China companies. For this purpose, "China companies" are (i) companies for which the principal securities trading market is in China; (ii) companies for which the principal securities trading market is outside of China or in companies organised outside of China, that in both cases derive at least 50% of their revenues from goods or services sold or produced, or have a least 50% of their assets in China; and (iii) companies organized in China. Under the policy, China will mean the People's Republic of China, including Hong Kong, and Taiwan. The Fund will provide its stockholders with at least 60 days' prior notice of any change to the policy described above.

The fundamental policy, which applies to not less than 65% of the Fund's assets as set out in the Fund's prospectus dated July 10, 1992, remains in place. The fundamental policy is the same as the operating policy set out above, except that China only includes the People's Republic of China.

CONTACTS

The China Fund, Inc. c/o State
Street Bank and Trust Company
225 Franklin Street Boston, MA
02110 Tel: (1) 888 CHN-CALL
(246 2255)
www.chinafundinc.com